510 Burrard St, 3rd Floor
Date: 25/04/2011	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Great Panther Silver Limited

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special General Meeting
Record Date for Notice of Meeting :	16/05/2011
Record Date for Voting (if applicable) :	16/05/2011
Beneficial Ownership Determination Date :	16/05/2011
Meeting Date :	30/06/2011
Meeting Location (if available) :	#2100 – 1177 W Hastings St.,
Vancouver, B.C.

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	39115V101	CA39115V1013

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for GREAT PANTHER SILVER LIMITED